# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, United States (X1), 89144
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-257382
Filed by CIK 0001463559

## Reporting persons
- Alberta Investment Management Corp: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Alberta Canada (A0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, United States, 89144

## Item 2. Person Filing
Name of person filing: Alberta Investment Management Corporation (the "Reporting Person")
Address of principal business office or, if none, residence:
1600 - 10250 101 Street NW
Edmonton, Alberta T5J 3P4
Canada
Citizenship: The Reporting Person is organized under the laws of Alberta, Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, the Reporting Person provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alberta Investment Management Corp: /s/ Kahlan Mills, Kahlan Mills, Associate General Counsel (07/31/2025)